News Release

RESIN SYSTEMS INC. ANNOUNCES CHANGES TO THE BOARD OF DIRECTORS

Calgary, Alberta, February 22, 2007: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB), a composite products innovation company, announced today that Mr. Wilmot L. Matthews, Mr. Brian A. Felesky, Mr. Paul B. Giannelia and Mr. James K. Gray have been appointed to the board of directors of RS joining existing directors Mr. Dwayne D. Hunka and Mr. David A. Williams.
Mr. Gregory S. Pendura and Mr. Zsolt J. Feketekuty have resigned as directors of RS. Mr. Wilmot L. Matthews will assume the position of chairman of the board of directors.

RS is pleased to introduce its new directors:

Wilmot Matthews has been involved in all aspects of investment banking serving in various positions with Nesbitt Burns Inc. and its predecessor companies for over 30 years. He was a member of both the management and executive committees of Burns Fry until Burns Fry merged with Nesbitt Thompson to form Nesbitt Burns in 1994. He retired from Nesbitt Burns in the fall of 1996 as a vice chairman.  He is currently president of Marjad Inc., a private investment holding company, on the advisory board of Imperial Capital Corporation and a board director of WestJet Airlines Ltd. Previously,
Mr. Matthews served on the board of directors for Husky Energy Inc., Denbury Resources Inc., Renaissance Energy Inc. and WorldPages.com. He is also actively involved in the community sitting on various boards, including the Toronto Symphony Foundation. In the past he has been involved with the Canadian Institute for International Affairs, the Toronto Symphony Orchestra and the Dellcrest Centre for Children.

Brian Felesky is counsel at Felesky Flynn, Barristers and Solicitors, and is professionally involved in acquisitions, mergers, financing and restructuring of public and private corporations, partnerships and trusts, in Canada and internationally. He is currently a member of the board of directors of Suncor Energy Ltd., Precision Drilling Trust, Fairquest Energy Ltd. and Epcor Power LP. He sits on several volunteer boards including the Canada West Foundation, the Calgary Arts Development Authority, the Calgary Stampede Foundation and the senate of Athol Murray College of Notre Dame. He has received awards including the Distinguished Service Award from the Law Society of Alberta and Canadian Bar Association, the Alberta Centennial Medal and the Queens Jubilee Medal. Mr. Felesky was appointed a Queen’s Counsel in 1984 and a Member of the Order of Canada in 2005.

Paul Giannelia is the president and chief executive officer of RS. Previously, Mr. Giannelia was founder, president and chief executive officer of SC Infrastructure and Strait Crossing Inc., both leaders in infrastructure development. Among his notable achievements during this time was leading the development and construction of the Confederation Bridge in Atlantic Canada, the Oldman River Dam in Alberta, Canada and the Olympic Oval in Calgary, Alberta. He has an Economics degree from Wilfred Laurier University, an Honorary Doctorate - Science (Engineering) from the University of New Brunswick, and Honorary Doctorate Degrees (Laws) from Wilfred Laurier University and the University of Calgary. He also has been inducted as an honorary member of the Engineering Institute of Canada.

James Gray co-founded Canadian Hunter Exploration Ltd., one of Canada's larger natural gas producers. Over his 28 years of involvement with Canadian Hunter, he served in the positions of executive vice president, president and chief executive officer, and chairman until the company was purchased by Burlington Resources in December 2001. He is currently a member of the board of directors of Brookfield Asset Management Inc. (formerly Brascan Corporation), Canadian National Railways, Phoenix Technology Income Fund and Twin Mining Corporation. Mr. Gray was awarded an Honourary Doctor of Laws degree in 1991 by the University of Calgary, a Citation for Citizenship by the Government of Canada in 1992, the Fellowship of Honour by the YMCA, Canada, and was appointed an Officer of the Order of Canada in 1995. He was inducted into the Calgary Business Hall of Fame in October 2004 and the Canadian Business Hall of Fame in May 2005.

“The changes to the Board of Directors are a natural part of repositioning our business. The vast experience and expertise possessed by these individuals will be a tremendous asset to our company,” said Paul Giannelia, president and chief executive officer of RS. “The company is very appreciative of Greg Pendura’s and Zsolt Feketekuty’s contributions during RS’s formative stages.”

About RS

RS is a composite product innovator. RS develops advanced composite products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the VRoll™ bulk material handling system roller tube and the award winning RStandard™ modular composite transmission and distribution structure. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor & Public Relations

Tel: (403) 219-8000    Fax: (403) 219-8001

Email:  lauriena@grouprsi.com

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